January 28, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 04-07

Washington, D.C. 20549

Attention:	Larry M. Spirgel, Assistant Director Kenya Wright, Staff Accountant Melissa Hauber, Senior Accountant

Re:	Symmetricom, Inc. Form 10-K for the fiscal year ended June 30, 2004 Filed September 8, 2004 Form 10-Q for the quarter ended September 30, 2004 File No. 000-02287

Dear Mr. Spirgel:

We confirm receipt of the letter dated January 7, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. We are responding to the Staff’s comments as set forth below. The Staff’s comment is set forth below in bold, followed by our response.

Form 10-K for the fiscal year ended June 30, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.	In future filings, revise your results of operations to include a discussion of cost of products and services and the other expenses that comprise your measure of gross profit.

Response:

In future filings, we will include a discussion of cost of products and other expenses that measure gross profit. If services are in excess of 10% of total revenue, we will also include the same discussion for services.

2.	It appears that your segments contribute in a disproportionate way to your operating results. In future filings, revise to discuss your results of operations on a segment basis. Refer to Section 501.06 of the Codification of Financial Reporting Policies.

Response:

In future filings, we will revise our discussion of results of operations to include segment information that is available and reportable.

Consolidated Statements of Operations, page 43

3.	In future filings, separately state revenues from net sales of tangible products and sales of services, if greater than 10% of total revenues. Also, separately state the costs and expenses applicable to each category of sales and revenues. Refer to Rule 5-03 of Regulation S-X.

Response:

In future filings, if services are more than 10% of net revenue, we will state the revenue, costs and expenses separately, that are applicable to each category of revenue.

4.	Explain for us your basis for classifying certain integration and restructuring charges and the amortization of purchased technology as a component of gross profit. In this regard, we note at page 67 that the integration and restructuring charges include a reduction in force, severance, lease loss, merger related activities, and relocation. Explain the nature of these costs in more detail and tell us how you determined that these costs were costs of sales and services.

Response:

The integration and restructuring charges classified as a component of gross profit include severance expenses for the manufacturing employee terminations related to the closure of the former Datum manufacturing facility in Irvine, California and the relocation of manufacturing production to our Beverly, Massachusetts manufacturing facility. The lease loss expenses related to subsequent periods to vacated premises. Also, costs to move manufacturing equipment and relocate several manufacturing employees from Irvine to Beverly and inventory obsolescence costs from Datum were included in cost of sales.

The amortization of purchased technology is included in cost of goods since it relates to the products that we acquired in the acquisitions. If we had acquired these or any products in a different manner by either license agreement or outsourced manufacturing, these additional costs would also be included in cost of goods.

Note A – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets

5.	We note that your disclosure addresses your impairment policy for goodwill. In future filings expand your disclosure to include a discussion of your impairment policy for intangible assets subject to amortization. In addition, your discussion of your goodwill impairment policy at page 19 appears inconsistent with the disclosure at page 48. In future filings, revise your disclosures to separately describe your impairment policy for goodwill and other intangible assets. Supplementally provide us with your proposed disclosure.

Response:

In future filings, we will include a discussion of our impairment policy for intangible assets subject to amortization. In future filings, we will also ensure that our discussion of goodwill impairment policy is consistent with the disclosure. As requested, attached is a supplement with our proposed future disclosure for goodwill and other intangible assets.

6.	Tell us how you identified your reporting units under the guidance in SFAS 142 for purposes of performing your goodwill impairment tests.

Response:

We have three reporting units subject to goodwill impairment tests, Wireline, Wireless and Timing Test and Measurement. These three units were identified since discrete financial information is available for them and segment management regularly reviews the operating results. The CEO (chief decision maker) regularly reviews the operating results to make decisions about resources to be allocated to the segment and assesses its performance. There are no components within these three operating units that constitute a business for which discrete financial information is available.

Note C-Discontinued Operations, page 54

7.	Clarify for us the nature of your plan to dispose of the Trusted Time Division. Tell us how you applied the guidance in SFAS 144 in determining that it was appropriate to present the Trusted Time Division as discontinued operations as of June 30, 2003. If this division is to be disposed of other than by sale, tell us how you determined the date at which it should be presented as discontinued operations. In this regard, we note at page 23 that you expect operations to cease during fiscal 2005.

Response:

The Trusted Time Division was acquired as part of the acquisition of Datum in October 2002. The Trusted Time Division under both Datum and Symmetricom was reported as a segment in filings with the SEC prior to the determination to abandon the business. This division, prior to the determination to abandon the business, was maintained as a separate segment with discrete employees, management, facilities, P&L, operations and cash flow. This segment, under Datum, posted significant net losses. These losses continued after the acquisition of Datum by Symmetricom. Between November 2002 and May 2003, the Trusted Time Division posted $2.0 million in pretax losses on revenue of $1.4 million. A determination was made in the quarter ended June 30, 2003 by Symmetricom’s board of directors, that the Trusted Time Division should be abandoned. All employees were terminated except a few who were reassigned to other divisions by June 30, 2003, all marketing and sales efforts ceased at that time, we ceased selling any of the Trusted Time products, customers were sent a notice of product discontinuance and the Trusted Time facility in Lexington, Massachusetts was vacated and offered for sub-lease. SFAS 144, paragraph 28 states in part, “. . . a long lived asset to be abandoned is disposed of when it ceases to be used.” We believe that this criteria was met in June 2003 as indicated by the aforementioned actions and accordingly classified the Trusted Time Division as a discontinued operation. We also believe that since operations of Trusted Time were separate and reported as a segment that the Trusted Time Division qualifies as a reporting unit of Symmetricom. Additionally, the abandonment of Trusted Time clearly eliminated the operations of Trusted Time from that of the ongoing entity.

Subsequent to abandonment of the Trusted Time Division, Symmetricom fulfilled any remaining obligations of Trusted Time in order to insure an orderly shutdown of operations. The comment that stated Trusted Time operations will cease in 2005 referred to a transaction for a royalty obligation from a technology licensor of Trusted Time technology that called for a payment in fiscal 2005. That payment has been made to Symmetricom and will be classified as part of discontinued operations in Symmetricom’s 10-Q filing for the fiscal 2nd quarter ended December 31, 2004.

Note H – Goodwill and Intangible Assets, page 57

8.	In future filings, provide in the notes to your financial statements the information required by paragraph 46(a) of SFAS 142 with regard to your impairment losses.

Response:

In future filings we will provide in the notes to our financial statements the information required by paragraph 46(a) of SFAS 142 with regard to our impairment losses.

Note O – Integration and Restructuring Charges, page 67

9.

It is unclear how your discussion, and particularly your table on page 68, reconcile to integration and restructuring charges reported in your Statement of Operations. For instance, you reported total integration and restructuring expense of $8.4 million for fiscal 2003. You mention $1.2 million of lease loss charges expensed during that year, however, it is unclear whether there is any discussion of the remaining $7.4 million. Additionally, it is unclear how your expenses reported in your Statement of Operations for integration and restructuring charges for either fiscal 2003 or 2004 relate to the information in your table on page 68. Please advise.

Response:

The table on page 68 was established at the time of the acquisition in October 2002 and includes the accrual established at that time as well as additions made in subsequent years. This table includes facility and severance related activity only.

We reported integration and restructuring expense of $8.4 million in fiscal 2003, of which $1.7 million is in cost of goods sold and $6.7 million is in operating expenses. The $1.7 million in cost of goods sold consist of $1.3 for Datum obsolete inventory and $0.4 million for manufacturing employee costs and other expenses to relocate the manufacturing process from the vacated plants. The $6.7 million in operating expenses is comprised of $2.2 million in severance and related costs for reductions in force as a result of functional integration, lease loss charges of $1.2 million for vacated premises, $2.6 million in administrative employee costs and other expenses to transition and integrate the Datum and True Time activity into the new divisional structure and IT cost of $0.7 million to integrate the acquired operations into existing systems.

We reported integration and restructuring expenses of $8.2 million in fiscal 2004, of which $5.9 million is in cost of goods sold and $2.3 million is in operating expenses. The $5.9 million in gross cost of goods sold consists of $2.6 million in severance related costs for the terminated manufacturing employees when the Irvine plant was closed in December 2003 and production relocated to Beverly Massachusetts, $2.3 million for lease loss for the Irvine Parker facility and the Santa Rosa facility, a credit of $0.9 million for a contract settlement payment from a major customer for Datum obsolete inventory, and $1.9 million for all other plant shutdown, move costs, and employee relocation. The $2.3 million in operating expenses consists of $1.6 million for severance and related costs for the Irvine shutdown and other division integration, and $0.7 million for land remediation accruals for EPA issues related to a former Datum facility located in Austin, Texas.

The table on page 68 details the accruals for restructuring, which does not reconcile to the integration and restructuring charges since the accrual schedule is for facility and severance related costs only. In addition, the schedule has an opening balance of $5.0 million from October 2002, which was not part of the fiscal 2003 and fiscal 2004 integration expense.

10.	Refer to your discussion of $8.3 million in integration and restructuring charges associated with the acquisitions of Datum and TrueTime which you accounted for in accordance with EITF 95-3 and reflected as an increase in goodwill in 2003. Describe for us in more detail the nature of these costs and how you determined that they should be accounted for under EITF 95-3.

Response:

As mentioned in our response to question 9, the costs included in the $8.3 million of integration and restructuring charges (a portion of which is included in the October 2002 opening accrual in the table on page 68) accounted for in accordance with EITF 95-3 are severance and facility related based upon the plans developed at the time of acquisition to close the Datum Austin, Texas manufacturing site, close one of the two Datum manufacturing buildings in Irvine, California, eliminate the Datum corporate and divisional general and administrative areas. We believe that these costs should be accounted for under EITF 95-3 since a detailed plan was developed near the consummation date and actions required by employee termination plans began immediately within that same quarter, costs accrued were incremental to Symmetricom activities subsequent to the consummation date, and the costs represent primarily severance and contractual obligations that existed prior to the consummation.

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or would like to discuss our response or proposed disclosure, please do not hesitate to contact the undersigned at 408.428.7801 or Bill Dee at 408.428.7952.

Sincerely,

/s/ WILLIAM SLATER
William Slater
Chief Financial Officer Symmetricom, Inc.

Supplemental Information

Note A – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets

Question 5.

MD&A from Page 16

Valuation of Goodwill

We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances for each reporting unit. Potential goodwill impairment is measured based upon a two-step process. In the first step, we compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. In fiscal 2004, no impairment losses were recorded based on these evaluations. In fiscal 2003, we recorded $26.3 million goodwill impairment in fiscal 2003, $11.6 million of which related to the discontinuance of the Trusted Time Division.

Valuation of Long-Lived Assets Including Intangible Assets Subject to Amortization

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Intangible assets primarily include purchased technology and trademarks. We review our intangible assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Factors we consider important that could trigger an impairment review include significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, or significant negative industry or economic trends. If these criteria indicate that the value of the intangible asset may be impaired, an evaluation of the recoverability of the net carrying value of the asset over its remaining useful life is made. If this evaluation indicates that the intangible asset is not recoverable, the net carrying value of the related intangible asset will be reduced to fair value. Any such impairment charge could be significant and could have a material adverse effect on our financial statements if and when an impairment charge is recorded. If an impairment charge were recognized, the amortization related to intangible assets would decrease during the remainder of the life of the asset. In fiscal 2004, no impairment losses were recorded based on these evaluations.

Notes From Page41

Goodwill

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired, liabilities assumed, as well as in-process research and development based on their estimated fair values. Such allocations require management to make significant estimations and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include, but are not limited to: future expected cash flows from customer contracts, customer lists, distribution agreements, acquired developed technologies and patents; expected costs to develop the in-process research and development into commercially viable products and estimating cash flows from the projects when completed; and the brand awareness and the market position of the acquired products and assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.

The provisions of SFAS No. 142 also require an annual goodwill impairment test or more frequently if impairment indicators arise. In testing for a potential impairment of goodwill, the provisions of SFAS No. 142 require the application of a fair value based test at the reporting unit level. The first step of the impairment test prescribed by SFAS No. 142 requires an estimate of the book value of each unit. If the estimated fair value of any unit is less than the book value, SFAS No. 142 requires an estimate of the fair value of all identifiable assets and liabilities of the unit in a manner similar to a purchase price allocation for an acquired business. This estimate requires valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Potential goodwill impairment is measured based upon this two-step process. We performed our annual goodwill impairment test as of June 30, 2004 and 2003 and determined that goodwill was not impaired. During fiscal 2003 we recorded a goodwill impairment charge of $14.7 million associated with the goodwill recorded at the time of acquisitions of Datum and TrueTime. In addition, during fiscal 2003, we recorded a goodwill impairment charge of $11.6 million for goodwill associated with discontinued operations of the Trusted Time Division.

Long-lived Assets Including Other Intangible Assets Subject to Amortization

The carrying value of long-lived assets is evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, is less than the carrying value of the asset. An impairment is measured as the amount by which the carrying amount exceeds the fair value.

In October 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived-Assets to Be Disposed Of.” SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. Under SFAS No. 144, assets held-for-sale are stated at the lower of their fair values or carrying amounts and depreciation is no longer recorded. The Company adopted SFAS No. 144 during the first quarter of fiscal 2003. There was no impact on the Company’s financial statements as a result of adopting SFAS No. 144.